Exhibit 10.2

EXECUTION COPY

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of February 4th, 2008 (the “Agreement”), is by and among Teledrift Acquisition, Inc., a Delaware corporation (“Purchaser”), Flotek Industries, Inc., a Delaware corporation (“Flotek”), Teledrift, Inc. an Oklahoma corporation (“Teledrift”), and the following stockholders of Teledrift: Floyd Bergen, Dean DuCray, Max Weldon, and Manoj Gopalan (referred to herein collectively as the “Stockholders,” or individually as a “Stockholder”).

RECITALS:

WHEREAS, Purchaser desires to acquire substantially all of the assets of Teledrift;

WHEREAS, Teledrift desires to sell to the Purchaser substantially all of its assets in exchange for the consideration herein provided; and

WHEREAS, the Stockholders own all of the stock of Teledrift and therefore will materially benefit from the consummation of the transactions contemplated herein;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE PURCHASE

Section 1.1 Purchase. On and subject to the terms and conditions of this Agreement, at the Closing, Purchaser will purchase from Teledrift, and Teledrift will sell to Purchaser, the following assets, rights, properties, and interests of Teledrift (the “Acquired Assets”):

(a) All land described on Schedule 1.1(a) hereto, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto;

(b) All rental tools, machinery, equipment, furniture, computers, office supplies, vehicles, fixtures, and other items of tangible personal property;

(c) All Intellectual Property (as defined in Section 9.1) including the Intellectual Property described on Schedule 1.1(c) hereto;

(d) All leasehold rights pursuant to any lease of real or personal property including the leases described on Schedule 1.1(d) hereto (the “Assigned Leases”);

(e) All rights under any Contracts including the Contracts and purchase orders described on Schedule 1.1(e) (the “Assigned Contracts”);

(f) All files, books, ledgers, customer lists, correspondence, drawings, specifications, studies, reports, and records, other than corporate records relating to the organization or governance of Teledrift and tax records;

(g) All inventories of finished goods, tooling inventory, parts, work in progress and raw materials as of the Effective Time;

(h) All accounts receivable as of the Effective Time;

(i) All franchises, approvals, permits, licenses, orders, registrations, certificates, authorizations, variances, and similar rights obtained from Governmental Authorities to the extent assignable.

(j) All prepaid items including all equipment, lease and other deposits existing as of the Effective Time but excluding prepaid Taxes and prepaid insurance;

(k) All of the goodwill of Teledrift and all of the rights of Teledrift to use the tradename “Teledrift, Inc.” or any similar name; and

(l) Claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment ((i) relating to the Acquired Assets, or (ii) arising under any guarantees, warranties or rights against suppliers and manufacturers) with respect to any of the other Acquired Assets listed under this Section 1 but excluding such items to the extent relating to Taxes and insurance policies maintained by Teledrift prior to the Closing.

Section 1.2 Excluded Assets. Notwithstanding the foregoing, the Acquired Assets shall not include the cash of Teledrift, the prepaid Taxes and prepaid insurance of Teledrift, or any of the assets listed on Schedule 1.2 (collectively, the “Retained Assets”).

Section 1.3 Purchase Price for Acquired Assets. As consideration for the sale to it of the Acquired Assets, Purchaser shall (i) assume the accounts payable of Teledrift as provided in this Section 1.3, (ii) assume certain obligations of Teledrift pursuant to the Assigned Contracts as provided in this Section 1.3, and (iii) pay Teledrift a purchase price (the “Purchase Price”) equal to Ninety-Five Million Two Hundred Thousand Dollars ($95,200,000). Purchaser shall at the Closing:

(a) Pay Teledrift $95,200,000 in cash payable by wire transfer or the delivery of other immediately available funds;

(b) Assume the accounts payable (as defined pursuant to GAAP) of Teledrift as of the Effective Time which are either (i) reflected in the September 30, 2007 balance sheet of Teledrift included in Financial Statements, (ii) reflected in the Disclosure Schedules, or (iii) incurred in the ordinary course of business after September 30, 2007; and

(c) Assume from Teledrift any obligation to perform pursuant to the express terms of any Assigned Contract which is disclosed in the Disclosure Schedule, which accrues subsequent to the Effective Time.

The Liabilities of Teledrift which will be assumed by Purchaser pursuant to the terms of this Section 1.3 are referred to herein collectively as the “Assumed Liabilities.”

Section 1.4 No Assumption of Liabilities. Except as expressly provided for in Section 1.3, Purchaser has not and will not assume from Teledrift any Liability. Specifically, but not by way of limitation, Purchaser shall not assume the following Liabilities of Teledrift:

(a) any Liability for income Taxes;

(b) any Liability for Taxes (other than income Taxes) arising with respect to conduct of the Business through the Effective Time;

(c) any Liability to indemnify any Person (including any of the Stockholders) by reason of the fact that such Person was, a director, officer, employee, or agent of any entity or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement or otherwise);

(d) any Liability for costs and expenses incurred by Teledrift or any Stockholder in connection with this Agreement and the Transactions;

(e) any Liability of Teledrift under this Agreement (or under any agreement between Teledrift on the one hand and Purchaser on the other hand entered into on or after the date of this Agreement);

(f) any Liability for Funded Debt;

(g) any Liability arising prior to the Effective Time, or as a result of the Closing, to any employee, agent, or independent contractor of Teledrift, whether or not employed by Purchaser after the Effective Time, or under any benefit arrangement maintained by or for the benefit of Teledrift with respect thereto;

(h) any Liability for wages, commissions, vacation, holiday, workers’ compensation and sick pay obligations with respect to employees of Teledrift, accrued through the Effective Time and all bonuses and fringe benefits as to such employees accrued through the Effective Time, and all severance pay obligations to such employees, if any, resulting from the consummation of the transactions contemplated by the Agreement; and

(i) any Liability arising out of any employee benefit plan maintained by or covering employees of Teledrift, or to which Teledrift has made any contribution or to which Teledrift could be subject to any Liability.

Section 1.5 Net Assets Adjustment. In the event that the Net Assets as of the Effective Time varies from the Targeted Net Asset Amount (as such terms are defined in Section 9.1), the Purchase Price shall be adjusted upwards or downwards to the extent that the net impact of such variance exceeds $1,000,000. The procedure for determining whether an adjustment shall be made pursuant to this Section 1.5 is set forth in Appendix A.

Section 1.6 Prorations. Except as otherwise set forth in this Agreement, the following prorations relating to the Acquired Assets will be made as of the Effective Time, with Teledrift liable to the extent such items relate to any time period on or prior to the Effective Time and Purchaser liable to the extent such items relate to periods after the Effective Time: (i) ad valorem, personal property, real estate, occupancy and other similar property Taxes, if any, on or with respect to the Acquired Assets; and (ii) the amount of charges for water, telephone, electricity and other utilities. The net amount of all such prorations will be settled and paid at the Closing. In the event that the amount of any of the items to be prorated pursuant to this Section 1.6 is not known by Teledrift and Purchaser at the Closing, the proration shall be made based upon the amount of the most recent cost of such item to Teledrift. After Closing, Purchaser and Teledrift each shall provide to the other, promptly after receipt, each third party invoice relating to any items so estimated. Within ten (10) business days thereafter, Purchaser and Teledrift shall make any payments to the other that are necessary to compensate for any difference between the proration made at the Closing and the correct proration based on the third party invoice, and amounts owed by Teledrift shall remain the responsibility of Teledrift and amounts owed by Purchaser shall be considered an Assumed Liability.

Section 1.7 Allocation. The consideration paid for the Acquired Assets and the Restrictive Covenants, together with any Assumed Liabilities, shall be allocated as shown on an allocation schedule (the “Allocation Schedule”) to be prepared by Purchaser and approved by Teledrift as soon as may be reasonably practicable. The allocation set forth in such Allocation Schedule shall comply with the rules of Section 1060 of the Code and the treasury regulations promulgated thereunder. Except to the extent that a contrary position is required by law, Purchaser and Teledrift agree to be bound by the allocation set forth in the Allocation Schedule for all purposes of Tax reporting, including the filing of IRS Form 8594 in accordance with the Allocation Schedule, and the filing of an amended IRS Form 8594 in the event a revised Allocation Schedule is deemed necessary by Purchaser. The Allocation Schedule shall include an allocation by state where necessary to calculate applicable state sales or transfer taxes applicable to the transaction.

Section 1.8 Closing. The closing (the “Closing”) of the Transaction shall take place at the offices of counsel to Purchaser in Houston, Texas on the earliest of the following two dates to occur: (i) the date which is specified by Purchaser, which shall not be later than five days following the date of the closing of the Financing (as hereinafter defined) or (ii) the Termination Date, or at such other time and place as Purchaser and Teledrift shall agree. At the Closing, each of the parties hereto will take actions and execute such documents and instruments as may be reasonably required to consummate the Transaction. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” At the Closing, each of the parties shall take such actions as shall be required pursuant to the terms hereof to be taken at the Closing, or which are otherwise reasonably required to cause the Transaction to be consummated. The Closing shall be effective as of 12:01 a.m. Houston Texas time on the Closing Date (the “Effective Time”).

Section 1.9 Definitions; Rules of Construction

(a) The definitions of certain terms are set forth in Section 9.1. An index indicating the locations of the definitions of certain terms used herein is set forth in Section 9.2.

(b) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(c) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(d) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(e) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(f) All references to currency herein shall be to, and all payments required hereunder shall be paid in, US dollars.

(g) Except as specifically provided otherwise in this Agreement, all accounting terms used herein that are not specifically defined shall have the meanings customarily given them pursuant to GAAP.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND FLOTEK

Purchaser and Flotek, jointly and severally represent and warrant to Teledrift and the Stockholders as follows:

Section 2.1 Organization and Qualification. Each of Purchaser and Flotek is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

Section 2.2 Authority; Non Contravention; Approvals.

(a) Each of Purchaser and Flotek has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. This Agreement has been approved by the Boards of Directors of Purchaser and Flotek, and no other corporate proceedings on the part of Purchaser and Flotek, including, without limitation, any stockholder approval with respect to Purchaser or Flotek, are necessary to authorize the execution and delivery of this Agreement or the consummation by Purchaser or Flotek of the Transaction, including, without limitation, under the applicable requirements of any securities exchange. This Agreement has been duly executed and delivered by Purchaser and Flotek, and, assuming the due authorization, execution and delivery hereof by Teledrift and the Stockholders, constitutes a valid and legally binding agreement of Purchaser and Flotek enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b) The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser and Flotek of the Transaction does not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or Flotek under any of the terms, conditions or provisions of (i) the charter or bylaws of Purchaser or Flotek, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or Governmental Authority applicable to Purchaser or Flotek or any of its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Purchaser or Flotek is now a party or by which Purchaser or Flotek or any of its properties or assets may be bound or affected.

(c) Except for any filings or approvals required pursuant to the HSR Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Purchaser or Flotek or the consummation by Purchaser of the Transaction.

Section 2.3 Brokers and Finders. Neither Purchaser nor Flotek has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Purchaser or Flotek to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the Transaction. There is no claim for payment by Purchaser or Flotek of any investment banking fees, finder’s fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transaction.

Section 2.4 No Financing Contingency. Purchaser and Flotek acknowledge that consummation of the Transaction is not subject to any financing contingency and that they would, accordingly, be obligated to close the transaction on or prior to the Termination Date notwithstanding any inability to close the Financing if the Purchaser is otherwise obligated to close pursuant the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TELEDRIFT AND THE STOCKHOLDERS

Teledrift and each Stockholder severally (with each Stockholder’s several liability being based on his Proportionate Ownership) represent and warrant to Purchaser that, except as provided in the Disclosure Schedule:

Section 3.1 Organization and Qualification. Teledrift is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Teledrift is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, each of which jurisdiction is listed in the Disclosure Schedule. True, accurate and complete copies of the charter and bylaws of Teledrift, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Purchaser.

Section 3.2 Stock Ownership. The Stockholders own all of the issued and outstanding equity stock of Teledrift, as more particularly reflected on Schedule 3.2.

Section 3.3 Subsidiaries. Teledrift does not have any Subsidiaries.

Section 3.4 Authority; Non Contravention; Approvals.

(a) Teledrift and such Stockholder have full power and authority to execute and deliver this Agreement and to consummate the Transaction. This Agreement has been approved by the Board of Directors and stockholders of Teledrift, and no other corporate proceedings on the part of Teledrift are necessary to authorize the execution and delivery of this Agreement or the consummation by Teledrift of the Transaction. This Agreement has been duly executed and delivered by Teledrift and such Stockholder, and, assuming the due authorization, execution and delivery hereof by Purchaser, constitutes a valid and legally binding agreement of Teledrift and such Stockholder, enforceable against Teledrift and such Stockholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b) Except as set forth in the Disclosure Schedule, the execution and delivery of this Agreement by Teledrift and such Stockholder and the consummation by Teledrift and such Stockholder of the Transaction do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien, upon any of the properties or assets of Teledrift under any of the terms, conditions or provisions of (i) the charter or the Bylaws of Teledrift, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or

Governmental Authority applicable to Teledrift or its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, or any Material Contract (as defined in Section 3.20) to which Teledrift is now a party or by which Teledrift or any of its respective properties or assets may be bound or affected.

(c) Except for any filings or approvals required pursuant to the HSR Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Teledrift and such Stockholder or the consummation by Teledrift and such Stockholder of the Transaction.

Section 3.5 Financial Statements. Teledrift has furnished Purchaser with unaudited balance sheet, income statement and statement of cash flow for Teledrift for the fiscal years ending December 31, 2005 and December 31, 2006, and unaudited balance sheet and income statement for the nine months ending September 30, 2007 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the accounting methods described in the Financial Statements and in the Disclosure Schedule and are accurate and complete in all material respects (except the absence of footnote disclosures and for the absence of normal year-end audit adjustments which are not material in the aggregate) and fairly present the financial condition and result of operations of Teledrift. Teledrift has also furnished Purchaser with unaudited balance sheet and income statement for Teledrift for the months of October, November and December 2007 (collectively, the “Interim Financial Statements”). The Interim Financial Statements were prepared on a basis consistent with the manner in which the Financial Statements were prepared (provided the Interim Financial Statements have not undergone Teledrift’s year end review process or been reviewed by Teledrift’s outside accountants), and, to the Knowledge of Teledrift, the Interim Financial Statements are accurate and complete in all material respects (except, the absence of footnote disclosures and for the absence of normal year-end audit adjustments which are not material in the aggregate) and fairly present the financial condition and result of operations of Teledrift.

Section 3.6 Absence of Certain Changes or Events. Since September 30, 2007 and as reflected in Schedule 3.6 of the Disclosure Schedule:

(a) there has not been (i) any Material Adverse Effect, (ii) any damage, destruction, loss or casualty to property or assets of Teledrift, whether or not covered by insurance, which property or assets are material to the operations or business of Teledrift taken as a whole, (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the capital stock of Teledrift or any redemption or other acquisition by Teledrift of any of the capital stock of Teledrift or any split, combination or reclassification of shares of capital stock declared or made by Teledrift, (vi) any increase in compensation payable or benefits to directors, executive officers or key employees of the Teledrift or (v) any commitment or agreement to do any of the actions in subsections (iii) or (iv); and

(b) there has not been with respect to Teledrift (i) any extraordinary losses suffered, (ii) any material assets mortgaged, pledged or made subject to any Lien, other than a Permitted Lien or a Lien which will not continue following the Closing, (iii) any increase in any bad debt, contingency or other reserve, except, in each case, in the ordinary course of business and consistent with past practice, (iv) any Liabilities paid, discharged or satisfied, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of Liabilities reflected or reserved against in the Base Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the Base Balance Sheet Date, (v) any write off as uncollectible of any notes or accounts receivable, except write-offs in the ordinary course of business and consistent with past practice, (vi) any write down of the value of any asset or investment on Teledrift’s books or records, except for depreciation and amortization taken in the ordinary course of business and consistent with past practice, (vii) any change in any method of accounting or accounting practice, (viii) any cancellation of any debts or waiver of any claims or rights in excess of $25,000 or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) in excess of $25,000, other than sales of inventory in the ordinary course of business, (ix) any single capital expenditure or commitment in excess of $50,000 for additions to property or equipment, or aggregate capital expenditures and commitments in excess of $100,000 (on a consolidated basis) for additions to property or equipment other than the capitalization of rental tools and component parts for rental tools in the ordinary course of business, (x) any transaction other than in the ordinary course of business, or agreement to do any of the foregoing, or (xi) the taking of any action described in Section 4.1.

Section 3.7 Accounts Receivable. The accounts receivable of Teledrift reflected in the Base Balance Sheet and/or which are taken into account in the determination of Net Assets are valid, genuine and subsisting, arise out of bona fide sales and delivery of goods, performance of services or other business transactions in the ordinary course of business. Any such accounts receivable owed by a specific debtor and its Affiliates which has an aggregate balance in excess of $50,000 as of the Effective Time, are current and collectible net of any reserves shown on the Financial Statements, and subject to such reserve, will be collected in full, without any set off and without resort to litigation, within 180 days after the Closing.

Section 3.8 Inventory. To the Knowledge of Teledrift, the inventory reflected in the Base Balance Sheet (the “Inventory”) consists of items that are usable in the ordinary course of business by Teledrift, except for applicable inventory reserves reflected on the Base Balance Sheet and except as set forth on Schedule 3.8 of the Disclosure Schedules. No items included in the Inventory are held by Teledrift on consignment from others. The Inventory is valued based on a rolling average basis on a basis consistent with that of prior years.

Section 3.9 Real Property.

(a) Teledrift does not own any fee interest in any real property, except the real estate described as now owned by Teledrift in Schedule 1.1(a) of the Disclosure Schedule (the “Owned Real Estate”). The Owned Real Estate is owned by Teledrift, free and clear of any Lien, except for Permitted Liens. None of the Owned Real Estate is subject to (i) any leases or any right of any third party to use or occupy any portion of the Owned Real Estate, or (ii) any outstanding options, rights of first offer or rights of first refusal.

(b) Teledrift does not lease or occupy any real estate not owned by it other than the premises described as leased by Teledrift in Schedule 1.1(d) of the Disclosure Schedule (the “Leased Premises”). Teledrift has delivered to Purchaser a true and complete copy of each lease document with respect to the Leased Premises (a “Lease”). Each Lease is valid, binding, and enforceable in accordance with its terms, and, to the Knowledge of Teledrift, there is no dispute with respect to any such Lease.

(c) The Owned Real Estate and the Leased Premises are sometimes referred to herein collectively as the “Company Facilities.” The improvements included in the Company Facilities are adequate for the operation of the Business as presently conducted. To the Knowledge of Teledrift, there are no facts or circumstances affecting any of the Company Facilities that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Company Facilities as currently operated. The possession and quiet enjoyment of the Company Facilities by Teledrift has not been disturbed, nor has Teledrift received notice of any condemnation, expropriation, or other proceedings in eminent domain affecting any of the Company Facilities.

(d) To the Knowledge of Teledrift, the use by Teledrift of the Company Facilities in the normal conduct of its business does not violate any applicable building, zoning or other law, ordinance or regulation.

(e) Teledrift has not experienced and/or received any notice any material interruption in the delivery of adequate quantities of any utilities or other public services to the Company Facilities required by Teledrift in the normal operation of its business.

Section 3.10 Personal Property.

(a) Teledrift owns and has good and marketable title to all of the Acquired Assets which comprise personal property, free and clear of all Liens except Permitted Liens and Liens to be released in connection with the Closing.

(b) All Acquired Assets are in such operating condition and repair (reasonable wear and tear excepted) as to allow Teledrift to conduct its Business as presently conducted. Except for rental tools which are in the possession of customers and tools and/or equipment being assembled and/or repaired or in transit and except as reflected in Schedule 3.10(b) of the Disclosure Schedule, all of the Acquired Assets, whether owned or leased, are and will be in the possession and control of and owned by Teledrift at the Closing, and no other party has any right or interest in or to the Acquired Assets.

(c) The Acquired Assets, comprise all of the assets currently used or held for use by Teledrift to operate the Business, and are collectively sufficient to provide Purchaser with the means and capability to operate the Business, as and in the manner the Business has been performed by Teledrift prior to the date of this Agreement.

Section 3.11 Intellectual Property.

(a) Neither Teledrift nor its Business as presently conducted has or will, in any material respect, interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties; and Teledrift has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict with any Intellectual Rights of third parties (including any claim that Teledrift must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Teledrift, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of Teledrift.

(b) Schedule 3.11 of the Disclosure Schedule identifies each patent or registration that has been issued to Teledrift with respect to any of its Intellectual Property, identifies each pending patent application or application for registration that Teledrift has made with respect to any of its Intellectual Property, and identifies each material license, agreement, or other permission that Teledrift has granted to any third party with respect to any of its Intellectual Property. Teledrift has delivered to Purchaser correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property identified in Section 3.11 of the Disclosure Schedule:

(i) Teledrift possesses all right, title, and interest in and to the item, free and clear of any Lien other than Permitted Liens;

(ii) Teledrift is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge restricting its use of such item;

(iii) No action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Teledrift, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item; and

(c) Section 3.11(c) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that Teledrift uses pursuant to license, sublicense, agreement, or permission. Teledrift has delivered to Purchaser correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each such item of used Intellectual Property required to be identified in Section 3.11(c) of the Disclosure Schedule:

(i) The license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect in all material respects;

(ii) To the Knowledge of Teledrift, no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder.

(iii) To the Knowledge of Teledrift, no party to the license, sublicense, or permission has repudiated any provision thereof;

(iv) Teledrift has not granted any sublicense or similar right to any third party with respect to the license, sublicense, agreement, or permission; and

(v) To the Knowledge of Teledrift, no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Teledrift, including without limitation, a failure by Teledrift to pay any required maintenance fees).

Section 3.12 Labor, Benefit and Employment Agreements.

(a) The Disclosure Schedule lists all of the employees of Teledrift and describes any obligation on the part of Teledrift to any of its employees (the “Employees”) to pay regular salaries or hourly compensation and bonus opportunity during the period of their employment and the manner in which they have been paid. Except as indicated in the Disclosure Schedule, Teledrift is not utilizing the services of any individual independent contractor on a regular weekly basis.

(b) There are no material controversies pending or, to the Knowledge of Teledrift, threatened between Teledrift on the one hand and any of the Employees on the other. The Disclosure Schedule describes all bonuses and other compensation and any obligation of Teledrift to pay severance or other payments which will be payable to any of the Employees as a result of, or in connection with, the consummation of the Transaction.

(c) The Disclosure Schedule sets forth each (i) collective bargaining agreement or other written agreement covering unionized employees with respect to which Teledrift has any Liability, (ii) bonus, deferred compensation, stock option, stock purchase, retirement, severance, welfare, incentive, pension, profit sharing, retirement, change in control, or retention plan, policy, arrangement or agreement, including any plan constituting an “employee benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, maintained by Teledrift or any organization which, together with Teledrift, would be treated as a “single employer” within the meaning of Section 414(b) or (c) of the Code, or to which Teledrift or any such organization contributes (or has any obligation to contribute) or is a party or with respect to which Teledrift has any Liability (collectively, the “Employee Plans”), and (iii) written employment or other compensation policies, arrangements and agreements with respect any non hourly and/or non union employee(s) of Teledrift (collectively, the “Employment Agreements”).

(d) No union is now certified or has claimed in writing the right to be certified as a collective bargaining agent to represent any employees of Teledrift, and there are no organizational activities or labor disputes existing or, to the Knowledge of Teledrift, threatened, involving organizational activities, picketing, strikes, slowdowns, work stoppages, job actions or lockouts of any employees of Teledrift.

(e) Teledrift has not received written notice of any unfair labor practice charges or petitions for election filed, pending or being litigated before the National Labor Relations Board or any State labor relations board involving Teledrift. Teledrift has not received any written notice of any actual or alleged violation of any law, regulation, order or contract term affecting the collective bargaining rights of employees, equal opportunity in employment, or employee health, safety, welfare, or wages and hours involving Teledrift.

(f) No Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) Each Employee Plan has been administered and operated in compliance with all applicable statutes, rules and regulations, except as could not reasonably be expected to result in a material Liability to Teledrift;

(h) No Employee Plan provides for post-employment or retiree welfare benefits, except as required under Section 4980B of the Code;

(i) Teledrift has not filed an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Employee Plan;

(j) No claim, action or litigation, has been made, commenced or, to the Knowledge of Teledrift, threatened with respect to any Employee Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims), which could reasonably be expected to result in material Liability to Teledrift;

(k) No Employee Plan has assets that include securities issued by Teledrift;

(l) Neither Teledrift, nor, to the Knowledge of Teledrift, any other “disqualified Person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Plan that could reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(m) To the Knowledge of Teledrift, the execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Employee Plan, Employment Agreement, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), “parachute payment” (as such term is defined in Section 280G of the Code), acceleration, vesting or increase in benefits to any employee or former employee or director of Teledrift.

(n) Teledrift has delivered or caused to be delivered to the Purchaser or its counsel true and complete copies of each Employee Plan, together with all amendments thereto, and, to the extent applicable, (i) all current summary plan descriptions; (ii) the annual report on Internal Revenue Service Form 5500-series, including any attachments thereto, for each of the last three (3) plan years; (iii) the most recent determination letter related to any of the Employee Plans intended to qualify under Section 401(a) of the Code; and (iv) any materials relating to any government investigation or audit or any submissions under any voluntary compliance procedures.

Section 3.13 Litigation. Except as reflected on Schedule 3.13 of the Disclosure Schedule, there are no claims, suits, actions, or proceedings pending or, to the Knowledge of Teledrift, threatened against or relating to Teledrift, before any court, Governmental Authority, or any arbitrator. Teledrift is not subject to any judgment, decree, injunction, rule or order of any court or Governmental Authority.

Section 3.14 No Violation of Law. Teledrift is not in violation, in any material respect, of or has not been given written notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable Environmental Law, as hereinafter defined) of any Governmental Authority, and specifically, but not by way of limitation, the Foreign Corrupt Practices Act. Except as disclosed in the Disclosure Schedule, as of the date of this Agreement, to the Knowledge of Teledrift, no investigation or review by any Governmental Authority with respect to Teledrift is pending or threatened, nor has any Governmental Authority indicated an intention to conduct the same. Teledrift has all permits (including without limitation Environmental Permits (as defined in Section 3.19)), licenses, franchises, variances, exemptions, orders and other governmental authorizations, necessary to conduct its Business as presently conducted (collectively, the “Company Permits”). Teledrift is not in violation, in any material respect, of the terms of any Company Permits.

Section 3.15 Insurance Policies. The Disclosure Schedule sets forth a true and accurate list and summary of current insurance coverage or information concerning any self insurance program with respect to Teledrift. Teledrift has not received written notice from any current insurance carrier of the intention of such carrier (a) to discontinue any material insurance coverage afforded to Teledrift; or (b) to materially increase the premium costs of such insurance.

Section 3.16 Suppliers. Except as set forth in the Disclosure Schedule, no single supplier accounted for more than 5% of the raw materials, services or merchandise purchased by Teledrift, on an aggregate basis, during the year ended December 31, 2006, or during the nine months ended on the Base Balance Sheet Date. Since December 31, 2006 there has not been (a) any adverse change in the business relationship of Teledrift with any such supplier which would have a material and adverse impact on the Business, or (b) any material change in any term (including credit terms) of the agreements with any such supplier made outside the ordinary course of business. To the Knowledge of Teledrift, there are no existing, announced or anticipated changes in the policies of any supplier which will materially affect the amount of business Teledrift conducts with such supplier after the date of this Agreement.

Section 3.17 Customers and Distributors. Except as set forth in the Disclosure Schedule, no single customer (with respect to direct sales by Teledrift) or distributor accounted for more than 5% of the sales of Teledrift during the year ended December 31, 2006, or during the nine months ended on the Base Balance Sheet Date. The Disclosure Schedule sets forth the amount of sales of Teledrift which were to customers located outside of the United States of America during such periods, itemized by country. Except as set forth in the Disclosure Schedule, since December 31, 2006 there has not been (a) any adverse change in the business relationship of Teledrift with any customer or distributor identified in the Disclosure Schedule which would have a material and adverse impact on the Business; or (b) any material change in any term (including credit terms) of the agreements with any such customer or distributor which would have a material and adverse impact on the Business. To the Knowledge of Teledrift, there are no existing, announced or anticipated changes in the policies of any customers or distributors which will materially affect the amount of business Teledrift conducts with such customers or distributors after the date of this Agreement.

Section 3.18 Taxes.

(a) All returns and reports, including, without limitation, information and withholding returns and reports (“Tax Returns”), of or relating to any Tax that are required to be filed on or before the Closing by or with respect to Teledrift have been or will be duly and timely filed. All such tax returns were correct and complete in all respects and all Taxes, including interest and penalties, owed by Teledrift with respect to such periods have been paid. There is no unpaid pending claim against Teledrift with respect to any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to Teledrift. There are no pending Tax audits with respect to Teledrift. All Taxes which Teledrift is required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable. No waiver or extension of any statute of limitation as to any federal, local or foreign Tax matter has been given by Teledrift. Teledrift has not filed consolidated income tax returns with any other entity for any taxable period. There are no tax sharing, tax allocation, tax indemnification, or similar agreements in effect between Teledrift and any other party.

(b) Teledrift has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times during its existence. Teledrift will be an S corporation up to and including the Closing Date.

Section 3.19 Environmental Matters. Except as set forth in the Disclosure Schedule:

(a) No written notice, demand, request for information, citation, summons or order has been received, and no complaint has been served, and no penalty has been assessed by any Governmental Authority relating to or arising out of non-compliance by Teledrift with any Environmental Laws (as defined below) which is still pending;

(b) No investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of Teledrift, is threatened by any Governmental Authority relating to or arising out of any violation by Teledrift of any Environmental Law;

(c) Teledrift is in compliance, in all material respects, with all Environmental Laws and Environmental Permits (as defined below); and

(d) To the Knowledge of Teledrift, there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for Liability under applicable Environmental Laws.

For purposes of this Agreement, (i) “Environmental Laws” means any and all laws, statutes, ordinances, rules, regulations, orders or determinations of any Governmental Authority relating to the protection of the environment or protection of human health from exposure to hazardous materials that is currently in effect in any and all jurisdictions in which Teledrift owns property or conducts business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and all other environmental conservation or protection laws, and (ii) “Environmental Permits” means all permits, licenses, certificates, registrations, identification numbers, applications, consents, approvals, variances, notices of intent, and exemptions necessary for the ownership, use and/or operation of any facility or operation of Teledrift to comply with requirements of Environmental Laws.

Section 3.20 Material Contracts and Relationships. The Disclosure Schedule sets forth a correct and complete list of the following (hereinafter referred to as the “Material Contracts”):

(a) all loans, credit commitments, bonds, debentures, notes, mortgages, indentures or guarantees of borrowed indebtedness to which Teledrift is a party or by which it or its properties or assets (real, personal or mixed, tangible or intangible) are bound;

(b) all existing Contracts (other than those described in subparagraph (a) or (c), and any Employee Plan) to which Teledrift is a party or by which it or its properties or assets may be bound involving an annual commitment or annual payment by any party thereto of more than $100,000 individually, or which have a term extending more than twelve months from the date hereof and which involve a cumulative commitment or payment by any party thereto of more than $100,000;

(c) all agreements imposing a noncompetition obligation on Teledrift or any of its Affiliates or any similar restriction on the activities of Teledrift or its Affiliates;

(d) any agreement concerning a partnership or joint venture;

(e) any agreement relating to the distribution or marketing of any of the products of Teledrift by a third party; and

(f) all Assigned Leases.

Correct and complete copies of all Material Contracts, including all amendments thereto, have been made available to the Purchaser. The Material Contracts are valid and enforceable in accordance with their respective terms with respect to Teledrift and are valid and enforceable in accordance with the respective terms to any other party thereto. There is not under any of the Material Contracts any existing breach, default or event of default by Teledrift, nor, to the Knowledge of Teledrift, is there any breach or default by any other party thereto.

Section 3.21 Brokers and Finders. Except as reflected in Schedule 3.21 of the Disclosure Schedule, none of the Stockholders or Teledrift have entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the

Stockholders or Teledrift to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the Transaction contemplated hereby. Except as reflect in Schedule 3.21 of the Disclosure Schedule, there is no claim for payment by Teledrift of any investment banking fees, finder’s fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transaction (whether or not reflected in the Disclosure Schedule, a “Teledrift Fee Obligation”).

Section 3.22 Transactions with Affiliates. Except as set forth in the Disclosure Schedule, no Stockholder, or any officer or director of Teledrift, or any Person with whom any such Stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any Person owns any beneficial interest (other than a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all of such Persons), currently has, or with the past three (3) years has had, any interest in (a) any Contract, arrangement or understanding with, or relating to, the business or operations of Teledrift, (b) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness with Teledrift, (c) any property (real, personal, or mixed), tangible or intangible, used or currently intended to be used in, the business or operations of Teledrift or (d) any business or entity that competes with Teledrift.

Section 3.23 Liabilities. Neither Teledrift nor the Acquired Assets are subject to any Liabilities which exist as of the date hereof and are of a nature which would be required to be included on a balance sheet of Teledrift as of Closing in accordance with GAAP if all relevant facts relating to such Liability were known at the time of Closing which will become Liabilities of Purchaser or Flotek as a result of the consummation of the Transaction, other than the Assumed Liabilities and Liabilities disclosed in Schedule 3.23 of the Disclosure Schedule.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE CLOSING

From the date hereof until the Closing, the parties to this Agreement shall observe and perform the covenants of this Article IV.

Section 4.1 Conduct of Business of Teledrift. Prior to the Effective Time, Teledrift shall operate its businesses in, and only in, the usual, regular and ordinary course of business. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing Date, Teledrift will not:

(a) Amend its organizational documents in any manner which adversely impacts the Purchaser;

(b) Merge or consolidate with or agree to merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire any corporation, partnership, association or other business organization or division thereof;

(c) Sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets other than in the ordinary course of business consistent with past practice;

(d) Issue any capital stock or equity interests or any rights to acquire any of its capital stock or equity interests;

(e) Enter into any contract relating to the distribution or marketing of products by a third party on behalf of Teledrift, or by Teledrift on behalf of any third parties (unless Teledrift obtains the written consent of Purchaser, which consent shall not be unreasonably withheld);

(f) Adopt, amend or terminate any Employee Plan;

(g) Amend or terminate any Material Contract except in the ordinary course of business;

(h) Enter into any transaction or agreement with any of the Stockholders or any Person with whom any Stockholder has any direct or indirect relation by blood, marriage or adoption, or any Affiliate of a Stockholder or any such Person or Persons;

(i) Enter into, modify or extend in any manner the terms of any employment, severance or similar agreements with officers and directors nor grant any increase in the compensation of officers, directors or employees, whether now or hereafter payable (except for transaction bonuses payable by Teledrift with respect to the transactions contemplated by this Agreement provided for in the Disclosure Schedule and compensation increases and payment of bonuses in the ordinary course of business and consistent with past practice with respect to employees other than executive officers and directors);

(j) Make any capital expenditures which have an aggregate cost of $50,000 or more other than capital expenditures for rental tools and component parts for rental tools incurred in the ordinary course of business;

(k) (i) Create, incur or assume any long-term debt (including obligations in respect of capital leases which individually involve annual payments in excess of $25,000 or $50,000 in the aggregate) or, except in the ordinary course of business under existing lines of credit, create, incur or assume any short-term debt for borrowed money, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for obligations of any other Person, (iii) create, or allow the creation of, any Lien applicable to any of Teledrift’s assets other than Permitted Liens, (iv) make any loans or advances to any other Person, or (v) make any capital contributions to, or investments in, any Person;

(l) Change any accounting method or practices of Teledrift, except as required by applicable law or GAAP;

(m) Waive any rights under any Material Contract other than in the ordinary course of business;

(n) Enter into, assume or amend any contract or commitment that would be a Material Contract other than in the ordinary course of business; and/or

(o) Revoke Teledrift’s election to be taxed as an S corporation within the meaning of Code Section 1361 and Section 1362; or take or allow any action that would result in the termination of Teledrift’s status as a validly electing S corporation within the meaning of Code Section 1361 and Code Section 1362;

(p) Make or declare a dividend, payment or other distribution to any of its stockholders or owners which consists of any assets other than cash or Retained Assets, or redeem any stock or equity interests;

(q) Alter in any material respect the practices of the Business relating to the payment of accounts payable or the collection of accounts receivable.

Section 4.2 Business Organization. Prior to the Effective Time, Teledrift and the Stockholders shall use their Reasonable Efforts to:

(a) preserve intact the business organization of Teledrift;

(b) keep available the services of the officers and employees of Teledrift;

(c) preserve the goodwill of Teledrift;

(d) maintain and keep the properties and assets of Teledrift in as good a repair and condition as presently exists;

(e) maintain in full force and effect the current insurance coverage of Teledrift; and

(f) carry on business of Teledrift in the ordinary and regular course, consistent with past practice and in substantially the same manner as heretofore conducted; and

(g) perform in all material respects all of its obligations under all Material Contracts (except those being contested in good faith).

Section 4.3 Acquisition Transactions. After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither Teledrift nor any of the Stockholders will initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and Teledrift and each of the Stockholders shall not, and shall cause any officer, director or employee of Teledrift, or any attorney, accountant, investment banker, financial advisor or other agent retained by any of them not to, initiate, solicit, negotiate, encourage or provide non public or confidential information to facilitate, or conduct any negotiations or discussions relating to any proposal or offer to acquire all or any substantial part of the stock, business or properties of Teledrift, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof.

Section 4.4 Inspection and Access to Information.

(a) Teledrift and the Stockholders shall afford to Purchaser and its accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours throughout the period prior to the Closing to all of the properties, books, Contracts, personnel, and records (including, but not limited to, Tax Returns and any and all records or documents which are within the possession of Governmental Authorities, agencies or bodies, and the disclosure of which Teledrift can facilitate or control) of Teledrift as Purchaser or its representatives may reasonably request. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Teledrift or with the performance of any of the employees of Teledrift. No investigation pursuant to this Section shall affect any representation or warranty made by any party.

(b) Purchaser shall afford to Teledrift and the Stockholders and their accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours for a period of six years following the Closing to personnel and all books and records relating to the Pre-Closing operations of Teledrift as Teledrift or the Stockholders may reasonably require. Any access to and review of such books and records shall be conducted in such manner as not to interfere unnecessarily with the conduct of business of Purchaser or with the performance of any of the employees of Purchaser.

Section 4.5 Assignment of Contracts and Agreements. (a) Teledrift shall, subject to obtaining required consents and approvals, assign to Purchaser all of Teledrift’s rights under the Assigned Contracts and the Assigned Leases. Teledrift and Purchaser shall use Reasonable Efforts to obtain at the earliest practicable date and prior to the Closing all consents of third parties related to the consummation of the Transaction. To the extent that the assignment of any of such Contracts requires the consent of another party that is not obtained at the Closing, Purchaser may waive its right at the Closing to receive such consent in its sole discretion, (and Purchaser herein waives any obligation of Teledrift or the Stockholder to obtain consents to assignment of the Contracts listed on Schedule 4.5(a)) such Contracts will not be transferred or assigned at Closing and shall constitute “Deferred Contracts,” (b) Teledrift will continue to undertake Reasonable Efforts to obtain any such consent and/or remove any other impediments to the transfer or assignment of such Deferred Contracts at the earliest practicable date and shall transfer or assign such Deferred Contract within three (3) business days after receipt of such consent, (c) until the time of assignment of a Deferred Contract, Teledrift shall cooperate with Purchaser to provide Purchaser all benefits under any such Contract and to allow Purchaser to perform its obligations under the Assumed Liabilities, to the same extent as if the Deferred Contract were transferred or assigned to Purchaser at the Closing and (d) until the time of assignment or termination of a Deferred Contract, Teledrift shall, at the request and for the account of Purchaser, and subject to Purchaser’s direction, enforce, at Purchaser’s expense, Teledrift’s rights thereto or interests therein against other parties.

Section 4.6 Transfer Taxes. Purchaser shall be responsible for the payment of all transfer, sales, use, stamp, registration or other similar transfer Taxes, if any, resulting from the transfer and conveyance of the Acquired Assets as contemplated by this Agreement.

Section 4.7 Cooperation with Respect to Financing. Teledrift and the Stockholders shall provide such assistance and cooperation as Purchaser may reasonably request in connection with Flotek and Purchaser obtaining the debt financing required to finance the payment of the Purchase Price (“Financing”), including (a) making senior management of Teledrift reasonably available for presentations and calls, lender or proposed financing source meetings, (b)

cooperating with underwriters and prospective lenders and their respective advisors in performing their due diligence, (c) providing copies of all customary historical financial statements and financial and other information (which has heretofore been prepared by Teledrift) for use by Purchaser and Flotek with respect to the Financing, and (d) using Reasonable Efforts to facilitate the cooperation of the accountants of Teledrift.

Section 4.8 Cooperation with Respect to Argentina Operations. Teledrift and Max Weldon shall each use their respective Reasonable Efforts to (i) cause Teledrift Argentina S. A., to confirm prior to Closing that Teledrift possesses good title to the items of equipment located in Argentina which are indicated in the Financial Statements as being owned by Teledrift, and (ii) provide prior to Closing such documentation as shall be required to establish that Max Weldon does not have any ownership interest in Teledrift Argentina S. A.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Employment Agreements. At the Closing, Purchaser and Max Weldon, and Purchaser and Manoj Gopalan, shall enter into employment agreements in the form attached hereto as Exhibits 5.1(a) and 5.1(b) respectively.

Section 5.2 Expenses and Fees. Subject to the following sentence, all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such expenses. All legal, accounting and investment banking fees and charges, and other costs and expenses relating to the Transaction, incurred by Teledrift shall be paid by Teledrift and the Purchaser shall bear no Liability for such amounts, regardless of when incurred.

Section 5.3 Agreement to Cooperate.

(a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all Reasonable Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transaction, including using its Reasonable Efforts to obtain all necessary, proper or advisable waivers, consents and approvals under applicable laws and regulations to consummate and make effective the Transaction, including using its Reasonable Efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of Teledrift and to lift any injunction or other legal bar to the Transaction (and, in such case, to proceed with the Transaction as expeditiously as possible).

(b) In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other legal or administrative proceeding is commenced that questions the validity or legality of the Transaction contemplated hereby or seeks damages in connection therewith, whether before or after the Closing, the parties hereto agree to cooperate and use their Reasonable Efforts to defend against and respond thereto; provided, however, that in the event any claim, action, suit, investigation or other proceeding is commenced against Teledrift or the Stockholders by any Governmental Authority or other legal or administrative proceeding is commenced against Teledrift or the Stockholders pursuant to federal or state antitrust laws, Purchaser shall have the right, at its own expense, to participate therein, and Teledrift will not settle any such litigation without the consent of Purchaser, which consent will not be unreasonably withheld.

Section 5.4 Public Statements. Neither party shall issue any press release or any written public statement with respect to this Agreement or the Transaction without first consulting with the other party and the prior written approval of the other party, which approval will not be unreasonably withheld.

Section 5.5 Prohibited Activities. Each Stockholder agrees that for a period of two years following the date hereof, he will keep confidential and not disclose any non-public information in his possession relating to Teledrift. In furtherance of the intent of the foregoing covenants and as additional consideration for the performance by the Purchaser pursuant to the terms hereof, each Stockholder (other than Weldon and Gopalan as it relates to their employment with Flotek or its Affiliates) agrees, severally and not jointly with any other Person, that he will not, during the period beginning on the date hereof and ending on the second anniversary of the Closing Date, directly or indirectly, for any reason, for his own account or on behalf of or together with any other Person:

(a) engage as an officer, director or in any other managerial capacity or as an owner, co-owner or other investor of or in, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, dealer or distributor of any kind, in the business of the manufacture, sale, distribution, rental or marketing of measurement while drilling equipment within the United States of America or in any other jurisdiction in which Teledrift engaged in business during 2007 (the “Territory”);

(b) hire or engage any natural Person who at the time of Closing is employed by Teledrift in any capacity, or call on otherwise solicit any Person who is employed by Purchaser with the purpose or intent of attracting that Person from the employ of Purchaser, provided that publication of a general solicitation or hiring of a Person as a result of such general solicitation which was not directed at a particular employee shall not be prohibited by this Section 5.5(b); or

(c) call on, solicit or perform services for, either directly or indirectly, any Person that at that time is, or at any time within two years prior to that time was, a customer of Teledrift within any Territory for the purpose of soliciting or selling any product or service in competition with Teledrift within the Territory.

(d) Notwithstanding the foregoing, nothing in this Section 5.5 shall prohibit any of the Stockholders from being a passive investor in less than 5% of the outstanding securities of any entity subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

Section 5.6 Employees, Consultants and Employee Benefits.

(a) On the Closing Date, the Purchaser shall offer employment, as of the Effective Time, on an at will basis, to each employee employed by Teledrift as of the Closing Date, initially at the employee’s existing employment location and at wages and salaries that are substantially equivalent to the wages and salaries currently being paid by Teledrift to such employee. The Purchaser will have no obligation to continue the employment of any employee following the Closing, it being understood that, subject to applicable law, such employment may be terminated at any time, for any reason or for no reason. Teledrift shall be responsible for the payment of all regular and overtime compensation to its employees; medical plan withholding; federal and state withholding; workers’ compensation insurance premium payments and claims; medical plan claims; accrued vacation, sick time or paid time off; health, disability, benefit and retirement plan contributions and claims related to fiduciary management of such plans (including 401(k), Keough and pension plans); unemployment compensation Liabilities, unemployment tax payments and withholding; any and all employment related claims arising from acts or omissions of Teledrift occurring prior to the Effective Time (including claims under the workers’ compensation laws, ERISA, and any equal opportunity or human rights acts and any other state, federal or common law claim); and any fines or administrative expenses assessed thereunder for acts or omissions of Teledrift occurring prior to the Effective Time.

(b) Following the Closing Date, Teledrift shall, in accordance with its obligations under the Comprehensive Omnibus Budget Reconciliation Act (“COBRA”), notify each of its employees of the continued availability of health insurance benefits to such employee through the Seller’s group health plans (subject to the employee’s payment of applicable premiums thereunder), and will permit all electing employees to maintain continued coverage thereunder as and to the extent and subject to the conditions provided in COBRA.

Section 5.7 Assignment of Accounts Receivable. In the event that Purchaser makes a claim against Sellers for a breach of Section 3.7 due to an account receivable not being collected, then Purchaser agrees to cause the account receivable in question to be assigned to Sellers and Sellers will have the right to attempt to collect such receivable for the account of the Sellers.

Section 5.8 Change of Name. Teledrift shall as promptly as practicable after Closing change its name to a name which does not incorporate the word “Teledrift.”

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of each party hereto to effect the Transaction shall be subject to the fulfillment or waiver, if permissible, at or prior to the Closing Date of the following conditions:

(a) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Transaction shall have been issued and remain in effect (each party agreeing to use its Reasonable Efforts to have any such injunction, order or decree lifted);

(b) the waiting period under the HSR Act shall have expired or other approvals under the HSR Act shall have been obtained with respect to the Transaction; and

(c) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any Governmental Authority which would prevent the consummation of the Transaction or make the consummation of the Transaction illegal.

Section 6.2 Conditions to Obligation of Teledrift to Effect the Transaction. Unless waived by Teledrift, the obligations of Teledrift to effect the Transaction shall be subject to the fulfillment at or prior to the Closing Date of the following additional condition:

(a) Purchaser shall have performed in all material respects (or in all respects in the case of any agreement containing any materiality qualification) the agreements contained in this Agreement required to be performed by it on or prior to the Closing Date and the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Teledrift shall have received a certificate executed on behalf of Purchaser by the President or a Vice President of Purchaser to that effect.

(b) All material third party consents, if any, required for the consummation of the Transaction shall have been obtained.

(c) There shall not be in force any law restraining or prohibiting the consummation of the Transaction.

Section 6.3 Conditions to Obligations of Purchaser to Effect the Transaction. Unless waived by Purchaser, the obligations of Purchaser to effect the Transaction shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) Teledrift and the Stockholders shall have performed in all material respects (or in all respects in the case of any agreement containing any materiality qualification) their respective agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Teledrift and the Stockholders contained in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made and on and as of the Closing Date as if made at and as of such date, and shall have received a certificate executed by the Stockholders to that effect;

(b) Since September 30, 2007, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a Material Adverse Effect with respect to of the Company;

(c) All material third party consents, if any, set forth in Schedule 6.3(c) which are required for the consummation of the Transaction shall have been obtained; and

(d) There shall not be in force any law restraining or prohibiting the consummation of the Transaction.

ARTICLE VII

SURVIVAL; INDEMNIFICATION

Section 7.1 Survival. All representations and warranties and pre-closing covenants of the Parties contained in this Agreement shall survive the Closing until eighteen months after the Closing Date, except that (i) the representations and warranties contained in Sections 2.2(a), 2.5, 3.4(a), 3.9(a), 3.10(a), and Section 3.18 shall survive for the applicable statute of limitations period within which a third party is permitted to assert a claim relating thereto plus sixty (60) days. No Party shall have any liability for indemnification claims made under this Article VII with respect to any such representation or warranty or pre-closing covenant unless an indemnification claim notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or covenant, if any. If a claim notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation or warranty or pre-closing covenant, if any, then the applicable representation or warranty shall survive as to such claim, until such claim has been finally resolved. The limitations provided for in this Section shall not affect or limit any claim for actual fraud.

Section 7.2 Indemnification by Teledrift and the Stockholders. Subject to the limitations set forth in Sections 7.5, 7.6, 7.7 and 7.8 below, Teledrift and each Stockholder shall severally (with each Stockholder’s respective several liability being in the ratio of his Proportionate Ownership) indemnify, protect, and defend Purchaser, and its Affiliates (including their respective officers, directors, employees and agents) against, and hold each of them harmless from and against, any and all claims, actions, causes of action, arbitrations, proceedings, Liabilities, judgments and expenses (including, without limitation, reasonable attorneys’ fees) (“Indemnified Amounts”) suffered, paid, or incurred by the indemnified party as a result of (a) any inaccuracy or breach of any of the representations and warranties made by or on behalf of Teledrift or such Stockholder in Article III of this Agreement (in each case without regard to any qualification as to materiality or Material Adverse Effect), (b) any violation or breach by Teledrift or such Stockholder of or default by Teledrift or such Stockholder under the terms of this Agreement, or (c) any Teledrift Fee Obligation.

Section 7.3 Indemnification by Purchaser and Flotek. Subject to the limitations set forth in Sections 7.5, 7.7 and 7.8 below, Purchaser and Flotek will indemnify, protect and defend Teledrift and each Stockholder against, and hold them harmless from and against, any and all Indemnified Amounts suffered, paid, or incurred by Teledrift or such Stockholder as a result of (a) any inaccuracy or breach of the representations and warranties made by or on behalf of Purchaser in Article II of this Agreement (in each case without regard to any qualification as to materiality or Material Adverse Effect), (b) any violation or breach by Purchaser or Flotek of or default by Purchaser or Flotek under the terms of this Agreement, or (c) any Assumed Liability.

Section 7.4 Procedure. The defense of any claim, action, suit, proceeding or investigation brought by a third party which is subject to indemnification under this Article VII shall be conducted by the indemnifying party. If the indemnifying party fails to conduct such defense, the indemnified parties may retain counsel satisfactory to them and the indemnifying party shall (if such claim is determined to be a matter for which indemnification was required) reimburse all reasonable fees and expenses of such counsel for the indemnified parties. The party not conducting the defense will use Reasonable Efforts to assist in the vigorous defense of any such matter, provided that such party shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any indemnified party wishing to claim indemnification under this Article VII, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the indemnifying party in writing (but the failure so to notify a party shall not relieve such party from any Liability which it may have under this Article VII except to the extent such failure materially prejudices such party). If the indemnifying party is responsible for the attorneys’ fees of the indemnified parties, then the indemnified parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more indemnified parties.

Section 7.5 Express Negligence; Indemnification. The indemnification obligations under this Article VII shall apply regardless of whether any suit or action results solely or in part from the active, passive or concurrent negligence of the indemnified party. The rights of the parties to indemnification under this Article VII shall not be limited due to any investigations heretofore or hereafter made by such parties or their representatives, regardless of negligence in the conduct of any such investigations. The representations, warranties and covenants and agreements made by the parties shall not be deemed merged into any instruments or agreements delivered in connection with the Closing or otherwise in connection with the Transaction contemplated hereby.

Section 7.6 Limitations on Liability.

(a) Teledrift and the Stockholders will have no liability under Section 7.2(a) or under Section 7.2(b) to the extent Section 7.2(b) relates to pre-closing covenants until the aggregate amount of all Indemnified Amounts with respect to such matters exceeds $1,000,000 (the “Deductible”), in which case Teledrift and the Stockholders shall be liable only for Indemnified Amounts in excess of the Deductible. Any breach of any representation or warranty of Teledrift or the Stockholders in this Agreement in connection with any single event or group of related events that results in Indemnified Amounts of less than $10,000 shall be deemed, for all purposes of this Article VII, not to be a breach of such representation or warranty and shall not be counted against the Deductible.

(b) The maximum amount of Indemnified Amounts that the Purchaser will be entitled to recover from Teledrift and the Stockholders pursuant to Section 7.2(a) and pursuant to Section 7.2(b) to the extent Section 7.2(b) relates to pre-closing covenants shall equal 30% of the Purchase Price (the “Cap”). Furthermore, the maximum amount of Indemnified Amounts that the Purchaser shall be entitled to recover from a Stockholder will not exceed such Stockholder’s Proportionate Ownership times the Cap.

(c) Notwithstanding anything herein to the contrary, neither the Deductible nor the Cap shall apply to any Indemnified Amounts arising from a breach of Section 3.4(a), 3.9(a), 3.10(a) or 3.18 or any claim arising from actual fraud. The maximum amount of Liabilities that the Purchaser will be entitled to recover from Teledrift and the Stockholders pursuant to Section 7.2(a) with respect to breaches of Section 3.4(a), 3.9(a), 3.10(a) or 3.18 shall equal the Purchase Price.

(d) The amount of any Indemnified Amounts for which Purchaser claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds paid to the indemnifying party with respect to such Indemnified Amounts; and (ii) indemnification or reimbursement payments received by the indemnified party from third parties with respect to such Indemnified Amounts.

(e) Notwithstanding any provision herein to the contrary, Teledrift and the Stockholders shall have no liability for any breach of a representation or warranty in this Agreement by Teledrift or the Stockholders of which any of the Persons described in Schedule 7.6(e) had actual knowledge of the existence of the breach on or prior to the date of this Agreement.

Section 7.7 Waiver of Other Representations.

(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF THE PARTIES HERETO OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ACQUIRED ASSETS, THE BUSINESS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, TELEDRIFT AND THE STOCKHOLDERS MAKE NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE BUSINESS.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE ACQUIRED ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND TELEDRIFT AND THE STOCKHOLDERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED ASSETS.

Section 7.8 Exclusive Remedy. No Party shall have any liability, and no Party shall make any claim, for any Liability or other matter (and each of the Parties hereby waives any right of contribution against the other and their respective Affiliates), under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise, except as provided in this Article VII or for any remedy available to the Purchaser for actual fraud.

TELEDRIFT AND STOCKHOLDERS ACKNOWLEDGE THAT THE INDEMNIFICATION OBLIGATIONS OF TELEDRIFT AND STOCKHOLDERS HEREIN ENTITLE PURCHASER TO RECOVER ACTUAL DAMAGES SUFFERED BY PURCHASER, INCLUDING

ACTUAL DAMAGES ARISING FROM A BREACH OF A REPRESENTATION OR WARRANTY. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY HERETO SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, ARISING FROM A BREACH OF ANY REPRESENTATION OR WARRANTY OR PRE-CLOSING COVENANT UNDER THIS AGREEMENT (EXCEPT WITH RESPECT TO ANY CLAIM, ACTION, SUIT, PROCEEDING, OR INVESTIGATION BROUGHT BY A THIRD PARTY WHO IS NOT AN AFFILIATE OF PURCHASER WHICH CLAIM, ACTION, SUIT, PROCEEDING OR INVESTIGATION IS SUBJECT TO INDEMNIFICATION UNDER THIS ARTICLE VII) WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT. THE LIMITATIONS OF THIS PARAGRAPH IS NOT APPLICABLE TO ANY ACTUAL FRAUD COMMITTED BY A PARTY.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing, as follows:

(a) Teledrift shall have the right to terminate this Agreement:

(i) if the representations and warranties of Purchaser shall fail to be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of the subsequent date and such failure shall not have been cured in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) within 15 days after written notice of such failure is given to Purchaser by a Partner;

(ii) if Purchaser (A) fails to perform in any material respects any of its covenants (or in all respects in the case of any covenant containing any materiality qualification) in this Agreement and (B) does not cure such default in all material respects (or in all respects in the case of any covenant containing any materiality qualification) within fifteen (15) days after written notice of such default is given to Purchaser by Teledrift.

(iii) if the Transaction is not completed on or before the Termination Date (provided that the right to terminate this Agreement under this Section 8.1(a)(iii) shall not be available to Teledrift if the failure of Teledrift or any Stockholder to fulfill any obligation to Purchaser under or in connection with this Agreement has been the cause of or resulted in the failure of the Transaction to occur on or before such date); or

(iv) if the Transaction is enjoined by a final, unappealable court order.

(b) Purchaser shall have the right to terminate this Agreement:

(i) if the representations and warranties of Teledrift or any Stockholder shall fail to be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) within fifteen (15) days after written notice of such failure is given to Teledrift and the Stockholders by Purchaser;

(ii) if Teledrift or the Stockholders (A) fail to perform in any material respect (or in all respects in the case of any covenant containing any materiality qualification) any of their covenants in this Agreement and (B) do not cure such default in all material respects (or in all respects in the case of any covenant containing any materiality qualification) within 15 days after notice of such default is given to Teledrift and the Stockholders; or

(iii) if the Transaction is not completed on or before the Termination Date (provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to Purchaser if the failure of Purchaser to fulfill any obligation to Teledrift under or in connection with this Agreement, has been the cause of or resulted in the failure of the Transaction to occur on or before such date).

(c) Purchaser and Teledrift may terminate this Agreement upon the execution of a written agreement to that effect.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either Purchaser or Teledrift pursuant to the provisions of Section 8.1, this Agreement shall forthwith become void and there shall be no further obligations on the part of Teledrift, Purchaser, or their respective officers or directors, or the Stockholders (except as set forth in this Section 8.2 and in Section 5.2 and Article X, all of which shall survive the termination). Nothing in this Section 8.2 shall relieve any party from liability for any breach of this Agreement.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. For purposes of this Agreement:

“Affiliates” means a Person controlling, controlled by, or under common control with, the Person to whom the reference is made.

“Base Balance Sheet” means the consolidated balance sheet of Teledrift as of the Base Balance Sheet Date included in the Financial Statements.

“Base Balance Sheet Date” means September 30, 2007.

“Business” means the business and operations conducted by Teledrift prior to the Effective Time.

“Code” means the Internal Revenue Code of 1986, and any successor statute.

“Contract” means any legally binding obligation or agreement, whether or not reduced to writing, and specifically including, without limitation, any client or customer agreement, note, bond, mortgage, lease of real or personal property (including, without limitation, automobile, vehicle and other equipment leases), license and other instrument.

“Disclosure Schedule” means the disclosure schedule which has been delivered by Teledrift and the Stockholders to Purchaser in connection with the execution and delivery of this Agreement arranged in sections corresponding to the numbered and lettered sections and subsections contained in Article III.

“Funded Debt” means any Liability for borrowed money.

“GAAP” means generally accepted accounting principles, consistently applied, of the United States of America, as applicable.

“Governmental Authority” means any nation, province, state or political subdivision thereof, and any agency, natural Person or other entity exercising executive, legislative, regulatory or administrative functions of or pertaining to government.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation, (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge of Teledrift” means the actual knowledge of any Stockholder or of any of the officers of Teledrift listed on Schedule 9.1(a).

“Liabilities” means all actual damages, liabilities or obligations of any nature whatsoever, whether absolute or contingent, due or to become due, accrued or unaccrued, known or unknown, or otherwise, including indebtedness for money borrowed, obligations under Contracts, accounts payable, liabilities imposed by law and/or Governmental Authorities.

“Liens” means all mortgages, restrictions, liens, pledges, charges, claims, options, calls, or encumbrance of any nature whatsoever.

“Material Adverse Effect” means any event, occurrence, change or development, which has, or could reasonably be expected to have, a material adverse effect on the results of operations or financial condition of Teledrift taken as a whole, other than any event, occurrence, change or development (a) relating to the economy in general (including commodities prices or exchange rates), (b) relating to the industry in which Teledrift operates in general, except to the extent such event, occurrence, change or development has, or could reasonably be expected to have, a disproportionate effect on the results of operations or financial condition of Teledrift, (c) resulting from the announcement or pendency of the Transaction contemplated by this Agreement (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees), (d) changes in the law or in GAAP, or changes in general legal, regulatory or political conditions or (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement.

“Net Assets” shall mean the sum of the assets of Teledrift (excluding any Retained Assets), minus the Assumed Liabilities as of the Closing Date, in either case of a type required to be reflected on a balance sheet of Teledrift, all as determined pursuant to GAAP.

“NYSE” means the New York Stock Exchange.

“Permitted Liens” means any of the following Liens: (a) Liens in favor of carriers, warehousemen, mechanics, landlords and materialmen and other similar Persons that are incurred in the ordinary course of business for sums not yet due and payable; (b) Liens for current Taxes incurred in the ordinary course of business that are not delinquent or remain payable without any penalty or are being contested in good faith by appropriate proceedings and with respect to which adequate reserves are maintained; (c) rights reserved to any Governmental Authority to regulate the affected property; (d) as to any leased assets or properties, rights of the lessors thereof; (e) Liens incurred or deposits made in the ordinary course of the Business in connection with workers’ compensation and other types of social security, unemployment insurance, or old age pension programs mandated under applicable laws or regulations; (f) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, as would not reasonably be expected to result in a Material Adverse Effect on Teledrift; (g) restrictions on transfer with respect to which consents or waivers are obtained for this Transaction; and (h) Liens entered into the ordinary course of business which do not secure the payment of indebtedness for borrowed money and which do not materially and adversely affect the ability of Teledrift to conduct the Business; (i) Liens created by Purchaser or its Affiliates, or their successors and assigns and (j) Liens referenced in the title policies with respect to the Owned Real Property which title policies are referenced on Schedule 9.1(c) to this Agreement.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a limited liability partnership, a trust or any other entity or organization.

“Proportionate Ownership” means the ratios reflected on Schedule 9.1(b).

“Reasonable Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

“Restrictive Covenants” means the agreements made by the Stockholders pursuant to the terms of Section 5.6.

“Subsidiaries” means any entity which is (a) controlled directly or indirectly by Teledrift, or (b) with respect to which Teledrift directly or indirectly owns any equity interest.

“Targeted Net Asset Amount” means $13,500,000.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Termination Date” means February 22, 2008.

“Transaction” means the transactions contemplated pursuant to this Agreement and all related agreements, documents, and instruments.

Section 9.2 Index. The definitions of certain terms are set forth in the Sections indicated:

Acquired Assets	Section 1.1
Allocation Schedule	Section 1.7
Arbitrator	Appendix A (iii)
Assigned Contracts	Section 1.1(e)
Assigned Leases	Section 1.1(d)
Assumed Liabilities	Section 1.3
Cap	Section 7.6(b)
Closing	Section 1.8
Closing Balance Sheet	Appendix A (i)
Closing Date	Section 1.8
Closing Net Assets	Appendix A (i)
Closing Net Assets Statement	Appendix A (i)
COBRA	Section 5.6(b)
Company Facilities	Section 3.9(c)
Company Permits	Section 3.14
Deductible	Section 7.6(a)
Deferred Contracts	Section 4.5
Effective Time	Section 1.8
Employees	Section 3.12(a)
Employee Plans	Section 3.12(c)

Employment Agreements	Section 3.12(c)
Environmental Laws	Section 3.19
Environmental Permits	Section 3.19
ERISA	Section 3.12(c)
Financing	Section 4.7
Financial Statements	Section 3.5
Flotek	Preamble
Indemnified Amounts	Section 7.2
Interim Financial Statements	Section 3.5
Inventory	Section 3.8
Lease	Section 3.9(b)
Leased Premises	Section 3.9(b)
Material Contracts	Section 3.20
Purchase Price	Section 1.3
Owned Real Estate	Section 3.9(a)
Retained Assets	Section 1.2
Stockholder or Stockholders	Preamble
Tax Returns	Section 3.18(a)
Teledrift	Preamble
Teledrift Fee Obligation	Section 3.21
Territory	Section 5.5(a)

ARTICLE X

MISCELLANEOUS

Section 10.1 Remedies. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding in addition to any other relief to which it or he may be entitled at law or equity.

Section 10.2 Notices. All notices, consents, demands or other communications required or permitted to be given pursuant to this Agreement shall be deemed sufficiently given: (i) when delivered personally during a business day to the appropriate location described below or telefaxed to the telefax number indicated below (with confirmation of transmission), or (ii) five (5) business days after the posting thereof by United States first class, registered or certified mail, return receipt requested, with postage fee prepaid and addressed:

If to Purchaser or Flotek:	2930 West Sam Houston Parkway North, Ste. 300
Houston, Texas 77043
Telefax No. (713) 896-4511

With a copy to:	Casey W. Doherty
Doherty & Doherty LLP
1717 St. James Place, Suite 520
Houston, Texas 77056
Telefax No. (713) 572-1001

If to Teledrift (prior to Closing) or the Stockholders:	Max Weldon
c/o Teledrift
812 S. E. 83rd
Oklahoma City, Oklahoma 73143
Telefax No. (405) 631-8344

With a copy to:	Christopher S. Collins
Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77002
Telefax No. (713) 615-5883

Section 10.3 Successors. This Agreement shall be binding upon each of the parties upon their execution, and inure to the benefit of the parties hereto and their successors and assigns. Specifically, but not by way of limitation, Purchaser shall be permitted to assign and transfer all of or portion of its rights hereunder to any Affiliate of Flotek provided that Flotek continues to be an obligor with respect to such assigned obligations following such assignments.

Section 10.4 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement or any such other instrument.

Section 10.5 Section Headings. The section headings used herein are descriptive only and shall have no legal force or effect whatsoever. Except to the extent the context specifically indicates otherwise, all references to articles and sections refer to articles and sections of this Agreement, and all references to the exhibits and schedules refer to exhibits and schedules attached hereto, each of which is made a part hereof for all purposes.

Section 10.6 Gender. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall include the plural and conversely.

Section 10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, U.S.A., applicable to agreements and contracts executed and to be wholly performed there, without giving effect to the conflicts of law principles thereof. Exclusive venue for any legal or equitable action relating to this Agreement or the Transaction shall lie in Harris County, Texas.

Section 10.8 Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original.

Section 10.9 Waiver. Any waiver by either party to be enforceable must be in writing and no waiver by either party shall constitute a continuing waiver.

Section 10.10 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first set forth above.

TELEDRIFT ACQUISITION, INC., a Delaware corporation

By:	/s/ Jerry D. Dumas, Sr.
Name:	Jerry D. Dumas, Sr.
Title:	Chief Executive Officer

FLOTEK INDUSTRIES, INC., a Delaware corporation

By:	/s/ Jerry D. Dumas, Sr.
Name:	Jerry D. Dumas, Sr.
Title:	Chief Executive Officer

TELEDRIFT, INC. an Oklahoma corporation

By:	/s/ Max Weldon
Name:	Max Weldon
Title:	President, CEO

/s/ Floyd Bergen
Floyd Bergen

/s/ Dean DuCray
Dean DuCray

/s/ Max Weldon
Max Weldon

/s/ Manoj Gopalan
Manoj Gopalan

Appendix A

(i) Closing Balance Sheet. Within sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Teledrift a consolidated balance sheet of Teledrift as of the close of business on the Closing Date (the “Closing Balance Sheet”), and a statement of the Net Assets (the “Closing Net Assets Statement”) as reflected on the face of the Closing Balance Sheet (the “Closing Net Assets”). The Closing Balance Sheet will be prepared in accordance with GAAP (except for the absence of footnotes and subject to normal year end adjustments), taking into account any physical inspections of the inventory, and using the same accounting methods, policies, practices and procedures, with consistent classifications and estimation methodologies, as were used in the preparation of the Base Balance Sheet, to the extent applicable, and will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from or resulting as a consequence of the Transaction.

(ii) Disagreement. During the forty-five (45) day period following its delivery of the Closing Net Assets Statement to Teledrift, Purchaser shall provide to Teledrift reasonable access to all relevant books and records and personnel of Purchaser and the Business to enable Teledrift to evaluate the accuracy of the Closing Net Assets Statement. If Teledrift disagrees with the determination of the Closing Net Assets as shown on the Closing Net Assets Statement, Teledrift shall notify Purchaser in writing of such disagreement within such forty-five (45) day period, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement. Any item not objected to by Teledrift by the conclusion of the forty-five (45) day period shall be deemed agreed to by Teledrift.

(iii) Resolution. If Purchaser and Teledrift are unable to resolve any disagreements properly identified by Teledrift pursuant to the foregoing paragraph within thirty (30) days after delivery to Purchaser of written notice of such disagreements, then such disagreements shall be submitted for final and binding resolution to PricewaterhouseCoopers or if PricewaterhouseCoopers is not able to so serve to such other accounting firm as may be agreed upon by Purchaser and Teledrift (the “Arbitrator”). The Arbitrator will only consider those items and amounts set forth in the Closing Net Assets Statement as to which Purchaser and Teledrift have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement. The Arbitrator shall deliver to Purchaser and Teledrift, as promptly as practicable and in any event within ninety (90) days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The Arbitrator shall select the position of either Purchaser or Teledrift as a resolution for each item of disagreement and may not impose an alternative resolution. The Arbitrator shall make its determination based solely on presentations and supporting material provided by the parties and not pursuant to any independent review. The determination of the Arbitrator shall be final and binding. The fees of the Arbitrator shall be borne by the Stockholders, on the one hand, and Purchaser on the other hand, in such amount(s) as shall be determined by the Arbitrator based on the proportion that the aggregate amount of disputed items submitted to the Arbitrator that is unsuccessfully disputed by the Stockholders, on the one hand, or Purchaser on the other hand, as determined by the Arbitrator, bears to the total amount of such disputed items so referred to the Arbitrator for resolution.

Appendix A

(v) Purchase Price Adjustment. Any amounts owing under Appendix A by the Purchaser or by Teledrift shall be paid within three (3) business days after the amount owed pursuant to Appendix A is finally determined. Interest shall accrue with respect to any amounts owed pursuant to this Appendix A from the Closing Date until the date paid at the prime rate charged by Wells Fargo Bank NA from time to time.

Appendix A